UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

US Unwired Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

90338R104

(CUSIP Number)

Thomas A. Gerke

Sprint Corporation

6200 Sprint Parkway

Overland Park, Kansas 66251

(913) 794-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

WITH COPIES TO:

C. William Baxley

Michael J. Egan

King & Spalding LLP

191 Peachtree Street

Atlanta, Georgia 30303

(404) 572-4600

July 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 90338R104	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sprint Corporation 48-0457967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - 0 - 8 SHARED VOTING POWER 45,671,782 9 SOLE DISPOSITIVE POWER - 0 - 10 SHARED DISPOSITIVE POWER 45,671,782

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,671,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) approximately 27%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 4 Pages

CUSIP No. 90338R104	13D	Page 3 of 4 Pages

This Amendment No. 1 amends the Schedule 13D filed by Sprint Corporation, a Kansas corporation, with the U.S. Securities and Exchange Commission on July 20, 2005.

The items of the Schedule 13D set forth below are hereby amended as follows:

Item 4. Purpose of the Transaction.

Item 4 is amended by deleting the fifth paragraph and replacing it in its entirety with the following:

In connection with the Merger Agreement and for the purpose of facilitating the transactions contemplated thereby, Sprint entered into a Shareholders Agreement, dated as of July 10, 2005, as modified by a letter agreement dated August 1, 2005 (the “Shareholders Agreement”), with the following shareholders: William L. Henning, William L. Henning, Jr., John A. Henning Sr., Thomas G. Henning, Lena B. Henning, John A. Henning Exempt Class Trust No. 1, William L. Henning, Jr. Exempt Class Trust No. 1, Thomas G. Henning Exempt Class Trust No. 1, Cameron Communications, L.L.C. and The 1818 Fund III, L.P. (collectively, the “Tendering Shareholders”). Pursuant to the Shareholders Agreement, the Tendering Shareholders agreed to tender an aggregate of 45,671,782 Shares owned by the Tendering Shareholders (the “Committed Shares”) in the Offer and, if necessary, to vote the Committed Shares in favor of the Merger. As of June 30, 2005, the Committed Shares represented approximately 27% of the Shares issued and outstanding and approximately 25% of the Shares issued and outstanding on a fully diluted basis.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended by deleting the first paragraph and replacing it in its entirety with the following:

As of the date hereof, Sprint owns no Shares. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, as a result of entering into the Shareholders Agreement, Sprint may be deemed to possess beneficial ownership of an aggregate of 45, 671,782 Shares representing approximately 27% of the issued and outstanding Shares. Sprint and the persons listed in Schedule 1 hereto, however, disclaim beneficial ownership of such securities, and this Statement shall not be construed as an admission that Sprint or any person listed on Schedule 1 hereto is the beneficial owner for any purpose of the securities covered by this Statement.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by adding at the end thereof the following:

4.	Letter Agreement regarding Shareholders Agreement, dated August 1, 2005, among Sprint Corporation, William L. Henning, Jr. and Thomas G. Henning (filed as Exhibit (d)(7) to Amendment No. 1 to the Schedule TO filed on August 1, 2005 and incorporated herein by reference).

Page 3 of 4 Pages

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 1, 2005

SPRINT CORPORATION

By	/s/ Charles Wunsch
Charles Wunsch
Vice President

Page 4 of 4 Pages